Exhibit 99

Financial Measures That Supplement Generally Accepted Accounting Principles
General Electric Company and Consolidated Affiliates

We sometimes use information derived from consolidated financial information but not presented in our financial statements prepared in accordance with generally accepted accounting principles in the U.S. (GAAP). Certain of these data are considered "non-GAAP financial measures" under SEC rules. Specifically, we have referred to:

  Earnings and earnings per share growth excluding the effect of GE's insurance portfolio repositioning and earnings from GE's principal pension plans;

  net revenues (revenues from services less interest and other financial charges) of the Commercial Finance and Consumer Finance segments; and

  delinquency rates on managed financing receivables of the Commercial Finance and Consumer Finance segments.

The reasons we use these non-GAAP financial measures and their reconciliation to their most directly comparable GAAP financial measures follow.

	Three months ended September 30

(Dollars in millions; per-share amounts in dollars)	2004	2003	V%

Earnings before accounting change	$4,051	$4,021

Less: Effect of insurance portfolio repositioning
Total Insurance segment	120	604
Less: Insurance Solutions (Formerly ERC)	(39)	120

Effect of insurance portfolio repositioning	159	484
Less: Net earnings from GE's principal pension plans	25	102

Earnings excluding the effect of insurance portfolio repositioning and earnings from GE's principal pension plans	$3,867	$3,435	13%

EPS excluding the effect of insurance portfolio repositioning and earnings from GE's principal pension plans	$0.36	$0.34	6%

We believe that meaningful analysis of our financial performance requires an understanding of the factors underlying that performance and the likelihood that particular factors will repeat. In some cases, short-term patterns and long-term trends may be obscured by large factors or events. For example, events or trends in a particular segment may be so significant as to obscure patterns and trends of our industrial or financial services businesses in total. For this reason, we believe that investors may find it useful to see our third quarter 2004 earnings and earnings per share without the effect of insurance portfolio repositioning and the decline in earnings from our principal pension plans.

Net Revenues

We provided reconciliations of net revenues to reported revenues for these segments on pages 24 and 25 of the Form 10-Q, respectively. Because net revenues is a common industry measure of margin, these disclosures enable investors to compare the results of our businesses with results of others in the same industry.

Delinquency Rates on Managed Financing Receivables

Approximate delinquency rates on financial receivables follow.

CONSUMER FINANCE
At

9/30/04		12/31/03	9/30/03

Managed	5.50%	5.57%	5.62%
Off-book	4.55%	4.58%	4.38%
On-book	5.59%	5.67%	5.75%

COMMERCIAL FINANCE
At

9/30/04		12/31/03	9/30/03

Managed	1.64%	1.37%	1.79%
Off-book	1.44%	0.72%	1.16%
On-book	1.70%	1.55%	1.96%

We believe that delinquency rates on managed financing receivables provide a useful perspective of our portfolio quality and are key indicators of financial performance. Further, investors use such information, including the results of both the on-book and securitized portfolios, which are relevant to our overall performance.